Financial Statements and Supplementary Information

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)
December 31, 2025
With Report of Independent Registered Public Accounting Firm
(Confidential Pursuant to SEC Rule 17a-5(e)(3))

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SEC FILE NUMBER
8-66578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Charles River Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 District Avenue
(No. and Street)

Burlington	Massachusetts	01803
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Editha Tenorio	617-664-4509	evtenorio@statestreet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

200 Clarendon St	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Editha Tenorio _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Charles River Brokerage, LLC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Editha Tenorio*

Title:
Principal Financial Operations Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Financial Statements and Supplementary Information

December 31, 2025

Contents



Ernst & Young, LLP
200 Clarendon St
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Charles River Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

February 27, 2026

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	9,539,617
Receivable from broker-dealers		2,863,566
Receivable from affiliates		52,635
Other Assets		47,928
Total assets	$	12,503,746

Liabilities and member's equity

Liabilities:

Accrued tax liability	$	750,494
Payable to affiliates		55,726
Other accrued expenses and liabilities		44,476
Total liabilities		850,696
Member's equity		11,653,050
Total liabilities and member's equity	$	12,503,746

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Income

Year Ended December 31, 2025

Revenues:		
Commission	$	13,422,996
Total revenues		13,422,996
Expenses:		
Compensation		309,932
Service fees		408,862
Professional fees		146,464
Other expenses		59,800
Total expenses		925,058
Income before taxes		12,497,938
Income tax expense		3,001,249
Net income	$	9,496,689

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Changes in Member's Equity

Year Ended December 31, 2025

Balance at January 1, 2025	$	15,756,361
Net income		9,496,689
Payment of dividend – Note 10		(13,600,000)
Balance at December 31, 2025	$	11,653,050

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities	
Net income	$ 9,496,689
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income tax (benefit)	(34,486)
Changes in operating assets and liabilities:	
Increase in receivable from broker-dealers	(638,189)
Increase in receivable from affiliates	(17,451)
Increase in accrued tax liability	5,913
Increase in payable to affiliates	3,583
Increase in other accrued expenses and liabilities	10,974
Net cash provided by operating activities	8,827,033
Cash flows from financing activities	
Dividend paid – Note 10	(13,600,000)
Net Cash used in financing activities	(13,600,000)
Net decrease in cash and cash equivalents	(4,772,967)
Cash and cash equivalents at beginning of year	14,312,584
Cash and cash equivalents at end of year	$ 9,539,617
Cash paid during the period for taxes – Note 4	$ 3,029,822

The accompanying notes are an integral part of these financial statements.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Notes to Financial Statements

December 31, 2025

1. Organization and Description of Business

Charles River Brokerage, LLC (the Company), a Massachusetts single-member limited liability company, is a wholly-owned subsidiary of Charles River Systems, Inc (CRS). CRS is a wholly-owned subsidiary of State Street Corporation (the Parent). The Company was incorporated on March 25, 2004. The Company operates under the terms of a Single Member Operating Agreement dated April 1, 2004, as amended on April 1, 2009. Under this form of organization, CRS's liability for the debts of the Company is limited.

The Company is a broker-dealer registered with the U. S. Securities Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation. The Company is authorized to engage in the following types of business: (i) retailing corporate equity securities over-the-counter, (ii) non-exchange member arranging for transactions in listed equity securities by exchange member and (iii) soft-dollar broker for instructions to make soft-dollar payments for research and brokerage services relating to, but not limited to, management systems provided by its Parent and affiliates. The Company enters into Interface Testing and Maintenance Agreements (ITMA) with other broker dealers, whereby the Company receives commissions on certain trades executed by such broker dealers. Since inception, the Company has not earned any revenues acting as a soft-dollar broker.

2. Summary of Significant Accounting Policies

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Events occurring subsequent to the date of the Financial Statements were evaluated through February 27, 2026, the date the Financial Statements were issued.

Use of Estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported amounts of assets, liabilities, equity, revenue, and expenses. Actual results could differ from those estimates.

6

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions. The Company has no restricted cash as of December 31, 2025. Cash includes amounts in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits.

Revenue Recognition

The Company recognizes revenue from Contracts with Customers. The Company receives shared commissions from other broker dealer customers under its ITMA contracts. The ITMA services include fixed pricing based on the usage of various contracted unit types with no other fixed fees. The ITMA services provide for the modification, testing, and maintenance of the application interface between the CRS software and the customer applications. The Company has a contractual right to invoice the customer based on services performed, therefore the Company has elected to adopt the "as invoiced" practical expedient. The ITMA contracts do not include rebates, minimums or tiered pricing that would preclude the "as invoiced" practical expedient.

The ITMA services revenue is thus recognized on the basis of amounts for which the Company is entitled to invoice. Payment is typically due within 30 days from invoicing the customers.

Receivable from Broker-Dealers

Receivable from broker-dealers represents commissions receivable from broker-dealers from the Company's ITMA services. As the broker-dealers are the Company's customers, the entire balance is related to revenue from contracts with customers. At December 31, 2025, receivables from broker-dealers were $2,863,566.

Receivable from and Payable to Affiliates

The receivable from and payable to affiliates reflected in the Company's Statement of Financial Condition are described in further detail in Note 10 to the Financial Statements. All outstanding balances are intended to be cash settled and are appropriately classified as receivables and payables.

Allowance for Credit Losses

The Company recognizes an allowance for credit losses in accordance with ASC 326, Financial Instruments – Credit Losses (ASC 326). ASC 326 requires recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. The ASC 326 credit loss was de minimis to the Financial Statements as of December 31, 2025.

7

2. Summary of Significant Accounting Policies (continued)

Subordinated Liabilities

The Company had no subordinated liability contracts throughout the year or as of December 31, 2025.

Income Taxes

The Company is a disregarded single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes. The Company's results are included in the consolidated return of the Parent.

The Company has computed its income tax provision on a modified separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement. The Company pays (or receives from) the Parent for the expense (or benefit) recognized.

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

Recent Accounting Developments

We adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, prospectively for the annual reporting period ending December 31, 2025. The standard aims to improve transparency and comparability of income tax disclosures primarily by requiring consistent and expanded disclosures related to the reconciliation of the statutory and effective tax rate and disaggregated disclosure of income taxes paid by jurisdiction. Refer to Note 4 for additional information.

3. Segment Reporting

The Company has one reportable segment as a broker-dealer which provides services as described in Note 1.

The Chief Operating Decision Maker (CODM) of the Company is the Chief Operating Officer. Net income, as reported in the Company's Statement of Income, is used by the CODM to assess the Company's performance and deciding how to allocate resources, invest profits, retain excess net capital, or to pay its parent a dividend. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. Significant expenses are the same as those reported on the Company's Statement of Income. The Company's operations constitute a single operating segment, because the CODM manages the business

3. Segment Reporting (continued)

activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

4. Income Taxes

The components of income tax expense consisted of the following for the year ended December 31, 2025:

Current income tax expense:	
Federal	$ 2,554,677
State	481,058
Total current expense	3,035,735
Deferred income tax:	
Federal	(30,306)
State	(4,180)
Total deferred expense (benefit)	(34,486)
Total income tax expense	$ 3,001,249

At December 31, 2025, the Company has a net deferred tax asset of $47,887 related to deferred tax deductions and included in Other Assets.

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues federal and state tax expense, which is also paid to or received from the Parent.

For the year ended December 31, 2025, the Company's domestic income before taxes was $12,497,938. The Company does not have income from foreign sources and therefore does not have any foreign income tax.

A reconciliation of the difference between expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

U.S. federal income tax rate	$ 2,624,516	21.0%
State and local income taxes, net of federal income tax effect [1]	376,733	3.0%
Effective tax rate	$ 3,001,249	24.0%

[1] State taxes in Massachusetts, New York State, New York City and California made up the majority (greater than 50 percent) of the tax effect in this category.

4. Income Taxes (continued)

For the year ended December 31, 2025, the Company made payments to the Parent related to the following jurisdictions:

U.S. federal	$	2,493,696
U.S. state [2]		536,126
Total income taxes paid (net of refunds)	$	3,029,822

[2] The amount of income taxes paid during the year does not meet the 5% disaggregation threshold.

At December 31, 2025, the Company has identified no uncertain tax positions. If there were uncertain tax positions, it is the Company's policy to record associated interest and penalties as a component of income tax expense. The earliest year open to examination is 2018.

5. Fair Value of Financial Instruments

The Company did not have financial assets and/or liabilities carried at fair value on a recurring basis as of December 31, 2025.

The fair value of highly liquid, short term assets and liabilities, including cash, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature.

6. Contingencies

In the normal course of business the Company receives requests from regulators for information and is subject to regulatory examinations. These examinations may result in fines or penalties. The Company does not expect the outcome of any pending examinations to have a material impact to the financial position, operations, or regulatory capital of the Company.

Legal reserves are established in accordance with the guidance in ASC 450, Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

7. Concentration Risk

The Company provides services to a diverse group of customers, including broker-dealers. Revenues could be adversely affected by any number of market events, such as new entrants into the market space, or economic conditions. At December 31, 2025, there were ten customers who accounted for 55% of the Company's accounts receivable. No customer accounted for greater than 10% of the Company's revenue.

8. Liquidity Risk Management

The Company holds a significant portion of its assets in cash. At December 31, 2025, total cash held was $9.5 million which represents 76% of total assets. These assets are represented in Cash and Cash Equivalents on the Statement of Financial Condition. The Company monitors its available cash and cash equivalents to ensure sufficient liquidity to meet operating needs.

9. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1). The Company follows the basic method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the basic method, the Company must maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. The minimum required net capital at December 31, 2025 was $56,713 under the aggregated indebtedness method. At December 31, 2025, the Company's net capital was $8,578,388 which was $8,521,675 in excess of the minimum required net capital under Rule 15c3-1.

Advances to affiliates, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

10. Related Party Transactions

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $110,533 which is held on deposit at State Street Bank and Trust, an affiliated entity of the Parent.

Dividend

In November 2025, upon approval by the Company's Board of Directors and with prior written notice to FINRA in accordance with Rule 15c3-1, the Company made a payment of dividend to its parent CRS, decreasing its equity in 2025 by $13,600,000 as reflected in the Company's Statement of Changes in Member's Equity.

Expense Allocation

The Company enters into transactions in the ordinary course of business with CRS. CRS pays costs related to the Company's personnel and provides accounting, legal, information technology, office space and equipment to the Company and other administrative support pursuant to the service agreement, between the Company and CRS. Under the terms of the service agreement, the Company reimburses CRS for all services provided.

For the period ended December 31, 2025, the amount paid by CRS on behalf of the Company included $309,931 of compensation expense and $408,862 of services fees in the Statement of Income. At December 31, 2025, $55,726 of such costs were payable by the Company to CRS, and included in payable to affiliates on the Statement of Financial Condition.

10. Related Party Transactions (continued)

Affiliate Based Commission

The Company has an ITMA agreement in place with State Street Global Markets, LLC, an affiliated broker-dealer. For the period ended December 31, 2025, $81,471 was recognized in the Statement of Income as Commission. At December 31, 2025, $52,635 was included in receivable from affiliates on the Statement of Financial Condition.

Income Taxes

The Company paid $3,029,822 of income tax expenses to the Parent as part of an intercompany tax-sharing agreement during the period ended December 31, 2025. The amount paid in 2025 includes $744,581 associated with the 2024 tax year. The income tax expenses reflected in the Company's Statement of Income are described in further detail in Note 4 to the Financial Statements. At December 31, 2025, the remaining income tax amount payable to the Parent is $750,494 and reflected on the Statement of Financial Condition.

Supplementary Information

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2025

Member's equity	$	11,653,050
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		2,863,566
Receivable from affiliates and other assets		211,096
Net capital before haircuts on securities positions (tentative net capital)		8,578,388
Less: haircuts on securities		-
Net capital	$	8,578,388
Basic net capital requirement:		
Greater of:		
6-2/3% of aggregate indebtedness of $850,696 or		
minimum dollar ($5,000)	$	56,713
Net capital requirement		56,713
Excess net capital	$	8,521,675

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's Part IIA FOCUS Filing and reconciliation as of December 31, 2025.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement Pursuant to SEC Rule 17a(5)
Computation for Determination of the Reserve Requirements under §240.15c3-3

December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Charles River Brokerage, LLC
(a wholly-owned subsidiary of Charles River Systems, Inc.)

Statement Pursuant to SEC Rule 17a(5)
Information Relating to the Possession or Control Requirements under §240.15c3-3

December 31, 2025

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and therefore is not required to make a computation of possession or control of securities.



Charles River Brokerage, A State Street Company
700 District Avenue
Burlington, MA 01803 USA

February 27, 2026

Charles River Brokerage, LLC Exemption Report

Charles River Brokerage, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3- 3, and

(2) The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

_____

Charles River Brokerage, LLC

I, Editha Tenorio, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Editha Tenorio*

Title: FINOP

Date: February 27, 2026



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Shape the future with confidence

Report of Independent Registered Public Accounting Firm

The Board of Managers and Management of Charles River Brokerage, LLC

We have reviewed management's statements, included in the accompanying Charles River Brokerage, LLC Exemption Report, in which Charles River Brokerage, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2026



Ernst & Young LLP
200 Clarendon Street
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Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Managers and Management of Charles River Brokerage, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Charles River Brokerage, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements.

   No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2025 with the total revenue amounts reported in Form SIPC-7 for the year-ended December 31, 2025.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers

   Not applicable as there were no adjustments reported in Form SIPC-7.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, and in accordance with guidance from SIPC, for purposes of performing procedures 1 and 4 above, differences of $1 or less will not be reported in our findings. For purposes of performing procedures 2 and 3 above, differences of $25 or less will not be reported in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2026